CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Launches Study and Work Hospitality Management Program in China

October 5, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has launched a hospitality management program, in collaboration with the Open University of China, that allows North American students to learn Chinese, earn a hospitality diploma or certificate from the American Hotel Lodging Educational Institute (“AHL-EI”), and complete a six-month internship experience at 5-star hotels in China with pay, room and board provided.

The three in one program has three major components including:

1.	Mandarin language training through the Open University of China delivered through CIBT Group’s Global Learning Network (“GLN”);
2.	Hospitality Management program delivered by CIBT Group’s China subsidiary AHL-EI (China) and Canadian subsidiary Sprott-Shaw Community College using AHL-EI’s industry recognized content;
3.	Internship Placement service provided by the Global Career Centre, a wholly owned subsidiary of CIBT Group.

“One of our corporate mandates is to export North American education to Asia and we have identified a significant shortage of western skilled managers with bilingual ability in China” commented Toby Chu, President, CEO, and Vice Chairman of CIBT Group. “Canadian and U.S Students who complete our program will receive a world renowned education in hospitality management, international work experience as well as the basic ability to converse in Chinese. This type of education and experience are highly sought after by North American, Pan Asian and European students, who can use their international experiences to seek higher levels of employment upon return to their home country.”

Toby Chu further commented, “This is one of the many new initiatives we will be launching within the next few months. We are expanding our international presence by designing and exporting a series of specialized programs designed for international students while attracting international students to study at our colleges in North America.”

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

About the Open University of China:

Established in 1979, the Open University of China (“OUC”) is a university directly under the Chinese Ministry of Education. The OUC uses the latest in innovation and technology to deliver programs to its students and its system of schools consists of 44 provincial open universities, 1,103 municipal level branch campuses and working stations, and 1,853 working stations of county level open universities. The OUC system has a student population of 2.8 million students, which represents approximately 10% of all post-secondary students in China.

About the American Hotel & Lodging Educational Institute:

The American Hotel & Lodging Educational Institute (“AHL-EI”), is a subsidiary of American Hotel & Lodging Association (“AH&LA”), a 100 year old organization formed by the largest international hotel chains in the world. AHL-EI is a licensor of hospitality and hotel management educational content and CIBT Group holds the exclusive license for AHL-EI content in China and the Philippines.

AHL-EI is the premier source for delivering quality hospitality and hotel management education, training and professional certification that serves the needs of hospitality schools and industries worldwide. AHL-EI licenses its content to over 110 AHL-EI affiliates in 60 countries. AHL-EI has been the leader in providing training solutions that address the specific needs of the hospitality industry and continues to maintain a cutting edge position in the delivery of training and education that is supported by industry leaders and experts worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to the hospitality management programs expected to be offered, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

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